Exhibit 99.1

BASF and Evogene Sign Collaboration Agreement for Novel Herbicide
Discovery and Development

Ludwigshafen, GERMANY and Rehovot, ISRAEL – Dec 8th, 2015 – BASF, the world's leading chemical company, and Evogene Ltd. (NYSE; TASE: EVGN), a leading company for the improvement of crop productivity, announced today the signing of a three-year collaboration for the discovery and development of novel herbicides.

Under the terms of agreement, Evogene will utilize its biology-driven computational discovery approach to identify potential candidate chemicals for novel herbicides. BASF will use its proprietary advanced plant platform to screen the candidate chemicals in order to experimentally validate their biological effects on weeds. Successful candidates from this collaboration will be further developed by BASF.

BASF and Evogene bring key capabilities to the collaboration. With its first herbicide launched already in 1949, BASF currently offers one of the industry’s strongest and most diverse weed control portfolios. The company’s leading position is based on its continuing focus on innovation to drive its pipeline. Evogene is a market leader in bringing predictive biology to agricultural innovation by combining deep understandings of plant science with advanced computational tools for the analysis of big data. Building on these core capabilities, Evogene disclosed the discovery and successful validation of a set of plant targets in July of this year. These will be part of the collaboration.

“Weed resistance is a pressing issue for many growers across the world. Thus, establishing such a partnership to help us identify and develop herbicides with novel modes of action is more needed than ever before. It is a great opportunity to combine Evogene’s expertise in plant physiology and computational biology with BASF’s strength in lead structure optimization and product development,” said Jordi Tormo, Vice President Global Research Herbicides & Services, BASF Crop Protection.

Ofer Haviv, President and CEO of Evogene stated: "We see a significant opportunity for our company to provide novel biology driven approaches for meeting key unmet commercial needs in the ag-chemical field. Therefore, we are extremely pleased and proud to have teamed with BASF in our initial efforts to identify promising candidates to serve as the basis for next generation herbicides. We are confident that the combined knowledge and experience of the companies will lead to development of breakthrough solutions for this critical need.”

The collaboration will be for a period of three years. Additional details of the agreement were not disclosed.

About BASF’s Crop Protection division

With sales of more than €5.4 billion in 2014, BASF’s Crop Protection division provides innovative solutions in crop protection, seed treatment and biological control as well as innovations to manage nutrients and plant stress. Its portfolio also includes products for turf and ornamental plants, pest control and public health. BASF Crop Protection is a leading innovator that partners with growers to protect and enhance crop yields, enabling them to produce high quality food more efficiently. By delivering new technologies and know-how, BASF Crop Protection supports growers to make a better life for themselves, their families and communities. Further information can be found on the web at www.agro.basf.com or on our social media channels.

About BASF

At BASF, we create chemistry – and have been doing so for 150 years. Our portfolio ranges from chemicals, plastics, performance products and crop protection products to oil and gas. As the world’s leading chemical company, we combine economic success with environmental protection and social responsibility. Through science and innovation, we enable our customers in nearly every industry to meet the current and future needs of society. Our products and solutions contribute to conserving resources, ensuring nutrition and improving quality of life. We have summed up this contribution in our corporate purpose: We create chemistry for a sustainable future. BASF had sales of over €74 billion in 2014 and around 113,000 employees as of the end of the year. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

About Evogene Ltd.:

Evogene (NYSE, TASE: EVGN) is a leading company for the improvement of crop productivity and economics for the food, feed and biofuel industries. The Company has strategic collaborations with world-leading agricultural companies to develop improved seed traits in relation to yield and a-biotic stress (such as tolerance to drought), and biotic stress (such as resistance to disease and nematodes), in key crops as corn, soybean, wheat and rice, and is also focused on the research and development of new products for crop protection (such as weed control). In addition, the Company has a wholly-owned subsidiary, Evofuel, developing seeds for second generation feedstock for biodiesel. For more information, please visit www.evogene.com.

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as "may",  “expects”, "intends", “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which beyond Evogene's control, including, without limitation, those risk factors contained in Evogene’s reports filed with the appropriate securities authority. Evogene disclaims any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Contact:

BASF
Jasmin Tortop
(Germany)
Tel. +49 621 60 28412
jasmin.tortop@basf.com

Evogene	Evogene
Company contact	IR advisory- PCG
Ayelet Shaked	Vivian Cervantes
IR and PR manager	Investor Relations
(Israel)	(USA)
Tel. +972 52 686 3336	212-554-5482
Ayelet.Shaked@evogene.com	vivian@pcgadvisory.com